SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
         PURSUANT TO 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)*

                            CIRCUIT CITY STORES, INC.
                                (Name of Issuer)

                   CarMax Group Common Stock, $0.50 par value

                         (Title of Class of Securities)

                                    172737306
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
     Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)




                               (Page 1 of 9 Pages)

----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 172737306                  13G                   Page 2 of 9 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Orbis Asset Management Limited
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Bermuda
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                180,393
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                180,393
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                180,393
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                0.5%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 172737306                  13G                   Page 3 of 9 Pages

--------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Orbis Investment Management Limited
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Bermuda
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                2,350,000
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 2,350,000
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 2,350,000
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                6.4%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 IA
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 172737306                   13G                  Page 4 of 9 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Orbis Holdings Limited
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Bermuda
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 2,530,393
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 2,530,393
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 2,530,393
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                6.9%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 HC
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 172737306                    13G                   Page 5 of 9 Pages

     This Schedule 13G (the "Schedule 13G") initially filed on November 3, 1999 as amended on February 14, 2000, June 6, 2000 and February 5, 2001 is hereby amended by this Amendment No. 4 to this Schedule 13G.

Item 1(a).     Name of Issuer:

     The name of the issuer is Circuit City Stores, Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 9950 Mayland Drive, Richmond, Virginia 23233.

Item 2(a).     Name of Person Filing:

     This statement is filed by:
          (i) Orbis Asset Management Limited, a company organized under the laws of Bermuda ("OAML"), which serves as general partner to Orbis Optimal Global Fund, LP ("OOGF"), a limited partnership organized under the laws of Delaware, with respect to the shares of CarMax Group Common Stock, $0.50 par value ("CarMax Common Stock"), directly owned by OOGF;
         (ii) Orbis Investment Management Limited, a company organized under the laws of Bermuda ("OIML"), which serves as investment manager to Orbis Global Equity Fund Limited ("OGEF"), a mutual fund company organized under the laws of Bermuda , with respect to the shares of CarMax Common Stock directly owned by OGEF; and
        (iii) Orbis Holdings Limited ("Orbis Holdings"), a company organized under the laws of Bermuda with respect to the shares of CarMax Common Stock directly owned by each of OOGF and OGEF.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 34 Bermudiana Road, Hamilton HM 11, Bermuda.

Item 2(c).     Citizenship:

     The Reporting Persons are companies organized under the laws of Bermuda.

CUSIP No. 172737306                13G                      Page 6 of 9 Pages

Item 2(d).     Title of Class of Securities:

     CarMax Group Common Stock, $0.50 par value


Item 2(e).  CUSIP Number:

     172737306

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
        (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(ii)(G),

          (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


     If this statement is filed pursuant to 13d-1(c), check this box:  [X]

CUSIP No. 172737306                13G                      Page 7 of 9 Pages

Item 4.   Ownership.

         A. Orbis Asset Management Limited
            (a) Amount beneficially owned: 180,393 shares of CarMax Common
                Stock
            (b) Percent of class: .5% The percentages used in this Item 4 are calculated based upon the 36,459,103 shares of Carmax Common Stock issued and outstanding as of December 31, 2001 as reflected in the Company's form 10-Q for the period ended November 30, 2001.
            (c)(i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 180,393
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 180,393

         B. Orbis Investment Management Limited
            (a) Amount beneficially owned: 2,350,000 shares of CarMax Common
                Stock
            (b) Percent of class: 6.4%
            (c)(i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 2,350,000
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 2,350,000

         C. Orbis Holdings Limited
            (a) Amount beneficially owned: 2,530,393 shares of CarMax Common
                Stock
            (b) Percent of class: 6.9%
            (c)(i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 2,530,393
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 2,530,393

      OIML, OAML and Orbis Holdings are together making this filing because they may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by the other Reporting Person.

      OIML disclaims beneficial ownership of the 180,393 shares of CarMax Common Stock beneficially owned by OAML.

      OAML disclaims beneficial ownership of the 2,350,000 shares of CarMax Common Stock beneficially owned by OIML

CUSIP No. 172737306                 13G                      Page 8 of 9 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     OAML, the general partner of OOGF, has the power to direct the affairs of OOGF, including decisions respecting the disposition of the proceeds from the sale of the shares of Common Stock. Orbis Holdings is the parent holding company of OAML and of OIML, and in that capacity directs their operations. Each of the clients of OIML has the power to direct the receipt of dividends from or the proceeds from the sale of such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.      Identification and Classification of Members of the Group.

     Not applicable.


Item 9.      Notice of Dissolution of Group.

     Not applicable.


Item 10.     Certification.

     By signing below the undersigned certify that to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 172737306                  13G                    Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 11, 2002

       ORBIS INVESTMENT MANAGEMENT LIMITED

       BY: /s/ James J. Dorr
           General Counsel

       ORBIS ASSET MANAGEMENT LIMITED

       BY: /s/ James J. Dorr
           General Counsel

       ORBIS HOLDINGS LIMITED

       BY: /s/ James J. Dorr
           General Counsel